Exhibit 12.2

HRPT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$33,148	$30,412	$131,157	$138,869	$117,386	$90,921	$88,923
Fixed charges before preferred distributions	40,497	41,294	166,229	143,663	118,212	101,144	89,417
Distributions from equity investments	—	5,387	5,387	22,646	24,572	27,404	27,195
Capitalized interest	(226)	—	(335)	—	—	—	(3,057)
Adjusted Earnings	$73,419	$77,093	$302,438	$305,178	$260,170	$219,469	$202,478

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$40,271	$41,294	$165,894	$143,663	$118,212	$101,144	$86,360
Capitalized interest	226	—	335	—	—	—	3,057
Preferred distributions	15,401	11,508	44,692	46,000	46,000	46,000	27,625
Combined Fixed Charges and Preferred Distributions	$55,898	$52,802	$210,921	$189,663	$164,212	$147,144	$117,042

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.3x	1.5x	1.4x	1.6x	1.6x	1.5x	1.7x